                                                                                                                                                                                                                                                                                                                                   EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	June 30, 2011

Royal Gold and Seabridge Close Private Placement/Royalty Partnership in KSM

Toronto, Canada – Seabridge Gold Inc. announced today that it has closed its previously announced private placement with Royal Gold Inc. whereby Royal Gold has purchased 1,019,000 common shares of Seabridge at C$29.44 per share (US$30.39), totaling C$30 million in cash. The purchase price for the shares is equal to a 15% premium over the volume weighted average trading price of Seabridge shares on the TSX for the five day trading period ending June 14, 2011.

In connection with the private placement, Seabridge granted Royal Gold an option to acquire a 1.25% Net Smelter Royalty (“NSR”) on all gold and silver production from KSM for C$100 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions.

Seabridge has also granted Royal Gold an 18 month option to acquire an additional C$18 million in Seabridge common shares that would be priced at a 15% premium over the market price at the time of subscription. If exercised, this additional investment in Seabridge shares would provide Royal Gold an option to acquire a further 0.75% NSR on all gold and silver production from KSM for an additional C$60 million on the same conditions as the 1.25% NSR.

Seabridge President and CEO Rudi Fronk welcomed Royal Gold as a partner in the KSM project noting that “our interests going forward are aligned…both want to find the right partner or purchaser to build and operate a mine at KSM when the time is right. The C$30 million private placement provides the funding needed to pursue the substantial upside opportunities, such as expansion of throughput, which are now under study to optimize the KSM project over the next several quarters.”

Royal Gold President and CEO Tony Jensen said that his firm has completed due diligence on the KSM project using independent consultants. “This transaction offers Royal Gold an excellent entry point into one of the largest undeveloped gold deposits in the world. Once built, the economies of scale are expected to provide for low production costs and a robust production schedule, over a projected 50+ year mine life. These features, and the advantages of being located in British Columbia, Canada, fit well into our development portfolio as we layer in our next generation of growth. Our private placement in Seabridge supports the project advancement towards a final feasibility study and represents an attractive investment opportunity for Royal Gold as the project progresses.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Forward-Looking Statements

We are making statements and providing information in this news release about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. This information and these statements, referred to herein as "forward-looking statements", are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future eventsincluding statements regarding the prospects that Royal Gold may exercise its option to acquire additional shares of Seabridge, that it may exercise its options to fund the construction of the KSM project by purchasing a royalty on its production and that the KSM project may attract a purchaser or joint venture partner able to take the project forward to production. All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. We are presenting this information to help you understand management’s current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws. This information is based on a number of material assumptions, and is subject to a number of material risks, which are contained in a comprehensive discussion of forward-looking information in our Annual Information Form filed on SEDAR at www.sedar.comand our Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

                                                           ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net